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                      Filed by Sky Global Networks, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933

                      Subject Company: General Motors Corporation and Hughes Electronics Corporation
                      Commission File No.: 001-00143

The following is a transcript of remarks made by Mr. K. Rupert Murdoch at the Annual General Meeting held by The News Corporation Limited on October 11, 2001, which has been made available on The News Corporation Limited's website at www.newscorp.com:


As has been my habit in the past, I will now give you my impressions of where the Company stands and what its current situation is.

Before I get to our business, I want to acknowledge that it has been a very difficult and trying time for all of us who cherish peace and democracy. I'm very proud of the way in which our Company has responded to this recent adversity. As challenging as the times are, we know that the dedication and professionalism of our employees will help us through these times and enable us to emerge as an even stronger company.

Advertising is going through a very uncertain time. We have been in a recessionary period for the last six or eight months, compared to the past, and some of it is reflected in our last annual report. That situation is continuing and following the events of 11 September, things suddenly became very much worse.

Before then, our business company-wide - by "company-wide" I mean every single corner of the company - was being examined for efficiencies and cost savings. That has been a very successful exercise and is now in the process of being executed.

While it is difficult, following the events of 11 September, to see the future very clearly, the immediate effects over the first few days of that tragedy cost us at least US$100 million, with the advertising bookings for the next two weeks being virtually nonexistent. But in the past few days, strong rays of sunshine are appearing. Our revenue bookings in the last week, both for our television stations and for our television network, have been stronger than in the past several months.

We do not know how long that will go on or what the world holds for us, but on our present indications, and the way we are going at the moment, I think we could stand by our new forecasted profit for the year with real confidence. Of course, we are only just completing our first quarter and there is a long way to go; but we are feeling very confident about the future and our position in it.


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I said that we have gone to every corner of the company for real savings. We have cut to the bone but have managed so far to avoid all but a tiny handful of redundancies. We believe that we have a great complement of people. We have tens of thousands of people working with us with loyalty, devotion and more than ordinary hard work and we are going to do everything we can to avoid any wide-ranging redundancies.

The advertising market, as I said earlier, has become uncertain. We were seeing a slowing of the advertising market, not just in the US, starting in about April this year. We started to feel a strong downtown in the British economy, which had a very detrimental effect on the profits of "The Sunday Times" and "The Times", basically in the classified advertising and job advertising sections.

On the other hand, our popular newspapers there are showing a slight increase in advertising. So it is balancing out reasonably well. We will be down from a year ago in total advertising in Britain, unless things turn around very dramatically, but we think we have matched that downturn with savings and changes in our business practices.

I think we are lucky in that less than half our business is dependent on advertising revenues, and we are putting great emphasis on growing our subscription, non-ad-dependent businesses. We are producing top-quality content for film and for television and of course for print. We are distributing it as widely as possible, and making the most of every opportunity that we can find.

This year and last year, we have also made a series of important strategic transactions which have positioned us very well for the future. We have completed the acquisition of 10 television stations in the United States with the purchase of the Chris-Craft group and now own 32 stations in the United States. We are now going ahead and exchanging some stations in America. With its marketing climate you are now allowed in most places to own two TV stations in one market. This allows tremendous economies. We are going to have seven duopolies in some of the very biggest markets of the United States, certainly including New York, Los Angeles, Washington, Houston and other large cities.

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This has been a direct result of the purchase of the Chris-Craft stations, which was only completed very recently. We are just beginning to see its trading results adding to ours in the last few weeks, but as we bring this about and effect these economies, our television group will be more than ever the Number 1 station group in the United States.

We have also sold our half interest in Fox Family for a gain of more than US$1 billion. We are proceeding with the merging of our interest in Stream, the Italian pay-TV operator, with its chief rival, giving us a stronger presence in a potentially lucrative television market. Our strategic and financial position is excellent, and we have significantly strengthened our balance sheet.

I think this is particularly important at this time with the uncertainties that are around and furthermore is particularly important in view of all our competitors.

More specifically, in Britain, our newspapers - which are in a position of great leadership in their respective markets - are all doing very well. Circulation is magnificent. Of course, that has been greatly inflated in the last two or three weeks and will not be a permanent situation. However, all our papers are doing very well indeed. The outstanding paper that we are most proud of, and which is our most profitable paper in every way, is the London "Sunday Times". Last year's financial results were up about 10 per cent on the prior year, expressed in local currency. We originally budgeted for another 10 per cent, whereas the increase this year we think will be flatter than that.

In Australia, we continue to feel the effects of the general downturn of the Australian economy, compounded by the effects of the GST on small business advertisers and, of course, the post-Olympic letdown. However, we are continuing to grow our market share and circulation, particularly in our Sunday papers in Melbourne and Sydney, the two great markets. I should add that we are also doing very well in our home city of Adelaide.

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We expect that the results of fiscal 2001 will be flat against the prior year, in spite of this downturn, and current trends would suggest that that can be safely achieved.

I mentioned the station group in the United States. It is News Corp's biggest single profit centre and is performing extremely well in share of market. In 19 of our 22 stations we are the number 1 revenue generator in those relative markets and we are continuing to increase our share of business. It is not good business, it is not as buoyant as it was two years ago, but we are getting a bigger share of the market. I think it is a great tribute to our management. With the Chris-Craft stations now, we expect that to be even stronger. The latest reports are that advertising has picked up a lot. We thought we were facing an extremely bad second quarter, and it now looks already as though that will not be the case.

In September alone, which is the last quarter, we actually increased our share of market in all stations by an average of 3 per cent, which is a very big move indeed.

The FOX network enjoyed a remarkable turnaround over the last 12 months and is perhaps one of our biggest successes, but we will have to see how it goes this year. We came in second against all the great big networks, beating two of them and coming second to NBC in the "all adults under 50" age group, which is the group most coveted by advertisers. In addition, we overwhelmingly won the race for younger viewers. I think this performance gives us great momentum going into this coming year.

The television season does not really start until about now. We are starting it with the broadcast of the Baseball World Series and then we will go into our regular programming in November. We have been able to launch only a third of our new programming so far. After two or three weeks, it has received a very promising reception from the public.

With regard to TV production, where we produce for all seven networks, for the third year in a row we placed the most series on network primetime calendars - and, of course, we expect that a percentage of those will go on over the years to be long-term hits and return great revenues in syndication.

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In fact, during this past quarter, we booked the beginning of what we expect to be between US$1.25 billion and US$1.8 billion in syndicated profits over the next five or six years; and as we bring on new shows and they succeed, we expect a steady and strong profitable revenue flow from that a long way out.

That is something, again, that has very little to do with advertising.

At our film studio, we had a disappointing year in 2000, but we have rebounded very strongly. We are doubling our operating income. Looking forward, we expect more than 30 per cent growth again for the overall film segment over those good figures of last year, and we have had a great start to the year with two extremely popular and successful films. Even more encouragingly, every one of our major releases since "Moulin Rouge" last May, which we made here in the Fox studios and of which we are very proud, have all generated box office revenues in excess of their negative costs.

Looking at the upcoming releases, I can tell you with some relief that there are no really expensive ones. There is no room for any big disasters, and there is certainly room for a few breakout films. I hate to make projections of that sort, because you never know until the film is out there.

In the cable business, we sold Fox Family. We felt the price was extremely good, and, frankly, we had not been successful. It was aimed at children, it was running fourth amongst four channels, and we felt that it was just too hard to get it up and make it win. We were very happy with that sale, which leaves us with three great and strong cable operations - our regional network association which has very large circulation that is steady and advertising revenues booked for the coming year that, unlike at other cable networks, are at least level with last year.

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In the past year alone, we have added nearly 100 million new subscribers to our cable channels, making us the fastest-growing company in that business in America.

That growth translated into financial success - we achieved 40 per cent growth in profits over our cable programming segment compared to last year. I think profits are still relatively low and have a long way to go - not in the numbers but now in getting our rates up at the cable operators, and in getting advertising on those channels.

Our two great successes really are, firstly, Fox News, which is - I must say to our amazement - way ahead of our projections. We are now in over 70 million homes in the US and we broadcast on just about every continent of the world and it is proving extremely popular.

Fox News has been marketed very cleverly. The people running it have done an absolutely outstanding job.

As I said, however, it is going to have some pretty nasty increases in costs this year. On the other hand, we have huge increases in ratings and this crisis will be another big landmark putting us in front. Just as the Gulf War made CNN, the US presidential election made Fox News, I think this war will help us tremendously in adding us into the consciousness of viewers.

Secondly, our other channel, FX, is a general entertainment channel. We made many of the programmes, which we run on other networks. FX also goes to more than 70 million homes. This year we believe it will make over $100 million in profits.

They are our two big successes. On other levels, we bought a channel called Speedvision that is already popular and is growing very well. It will be added to the whole sports operation, and we think it will grow into quite a major sporting channel.

Perhaps most of all, I would like to mention National Geographic Channel, of which we own two-thirds. It has had a very successful launch. It has grown much faster than our projections. We are in 10 million homes in the US, with commitments to go into over 35 million homes in the next two or three years. It is popular and accepted. It is doing well. National Geo International, of which we own 50 per cent, is already profitable this year.

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Our book publishing had an unambiguous success last year. We are enjoying a selling record on a number of books. We have the highest profit margins, even though I wouldn't say they are high profit margins, in that business, and we made a record profit last year. We expect to do the same again this year.

Finally, let me talk a little about the progress we have made in developing our international pay-TV platforms and our plans with Sky Global Networks. You probably read and have heard a lot about the protracted negotiations to acquire Hughes Electronics, the owners of DirecTV, which has 10 million homes in the US, and our plans to wrap that into a worldwide distribution network.

I am not able to comment on the status of those negotiations other than to say that they continue, but it would be quite wrong for me to say that there is a deal at all. We are having friendly and useful discussions and they are continuing.

You might ask why would we spend a tremendous amount of our senior executives' time on this for a whole 12 months? The answer is that we see it - if we can pull it off - as something that would add immensely to shareholder value, not only for News Corp shareholders but also of those of Hughes Electronics.

That is our plan and that is our hope. We would be beginning with subscribers in over 20 million homes immediately, and then Britain, Latin America, North America, and what we have in Asia will be added. But I repeat: we have no deal at this moment.

Turning now to BSkyB in the United Kingdom, Sky is now the most outstanding and the best-run digital television operation in the world. It supplies over 100 channels of television entertainment in Britain. There are 5.5 million subscribers. We have only 10 per cent per annum of churn - that is, about 10 per cent of the people cancel their subscriptions - whereas cable and the other direct-to-home operators in the world all have something in the region of 20 per cent churn. That demonstrates that BSkyB is giving great satisfaction to its viewers. Its subscriber growth continues at a rate of 20 per cent per annum. There is no one who can touch it in the UK, but it is not slowing down. It is doing well. I would stress that, unlike newspapers or broadcasting television, 95 per cent of the revenue comes from the viewers and not from advertisers. This adds a tremendous dimension to the company and does indeed point very largely to the future of broadcasting.

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We have to recognise that in relation to broadcasting, this profusion of channels is leading to audience fragmentation. It is now harder for advertisers to operate, and it is very costly for free broadcasters who have to bear the brunt of the early and expensive programming.

We believe that we have really discovered something very great in BSkyB in Britain and it is our plan and desire to extend that anywhere in the world where we think there is sufficient popular income to support that type of pay-TV service.

All our platforms, whether they be in Latin America or in Britain, have grown greatly in the last year, but we see a challenging year ahead. We cannot tell you how challenging it is at the moment or how more challenging it may become. I do not think you can tell us that, either, and nor can anybody in the world. But we are prepared. We have made great economies. Our businesses are running well, and we think that, with the mix of businesses and the cash reserves that we have, we are a great deal better placed than all our competitors.

I want to reassure shareholders that they are in good hands. I know the shares are down this year, but our shares are not down any more than others. If you look at all the major companies such as AOL, Disney and Paramount, we are all down about the same amount.

The media industry has become a little out of favour. Of course, the fringe people who started in the communication business in the last three or four years are down infinitely more, or perhaps they have disappeared. We are probably going to go into a period of consolidation in the future, but - and I hope I am right - we are confident that News Corp is very well placed. Thank you very much for your attention.

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      STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE

If a transaction is to be proposed to General Motors Corporation (GM) stockholders as a result of the discussions referred to above, related filings will be made with the Securities and Exchange Commission, including one or more Registration Statements on Form S-4, each of which will include a prospectus and a proxy/consent solicitation statement. Because such documents would contain important information about the transaction, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When and if filed with the SEC, they will be available for free at the SEC's website at www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction related documents for free from General Motors, Hughes Electronics Corporation and, as applicable, Sky Global Networks. Such documents are not currently available.

GM and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with any transaction that might be proposed to GM stockholders. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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